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March 26, 2015

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAXmed Inc.
Draft Registration Statement on Form S-1
Submitted February 12, 2015
CIK No. 0001624326

Dear Ms. Ravitz:

On behalf of PAXmed Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 11, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original draft submission of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.	Please expand the disclosure in this section to disclose the amount of your total assets, liabilities and accumulated deficit as of December 31, 2014. Also, disclose that you expect to incur operating losses in the foreseeable future.

We have revised the disclosure on page 1 of the Registration Statement as requested.

Securities and Exchange Commission

March 26, 2015

Overview, page 1

2.	Please revise your disclosure throughout your document to avoid marketing language. For example, we note the disclosure on pages 1 and 38 that you (1) “seek to enhance and accelerate value creation,” (2) expect your pipeline to “remain dynamic” and (3) believe your model allows you to conceive, develop and commercialize your “pipeline of high margin, high-impact medical device products.”

We have revised the disclosure throughout the Registration Statement as requested.

3.	Please expand the disclosure regarding your five projects that are “the subject of patent applications filed, or to be filed or an issued patent” to clearly identify which project has an issued patent on its behalf and which has a patent application filed on its behalf.

We have revised the disclosure on page 1 of the Registration Statement as requested.

4.	Please revise the disclosure in this section to state prominently that you have not yet received regulatory approval for any of the five projects that are in your current pipeline.

We have revised the disclosure on page 1 of the Registration Statement as requested.

5.	Since you have not sold any products nor received necessary approvals from the FDA regarding their efficacy or safety, please revise throughout to remove claims about the characteristics of your products or their benefits, or revise to indicate that they represent management’s belief. For instance, we note the disclosure on page 1 about “key differentiating features.”

We have revised the disclosure throughout the Registration Statement as requested.

6.	With a view toward balanced disclosure, please tell us whether there are any material disadvantages concerning your projects in your current pipeline.

We wish to advise the Staff that the Company is developing its products to address unmet clinical needs and provide patients and physicians with potential specific advantages relative to existing therapeutic options. We acknowledge that sometimes new products provide a net benefit by offering advantages which outweigh material disadvantages relative to existing therapeutic options. However, we do not believe that any of our five lead projects, if successfully commercialized, will have any such material disadvantages. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

March 26, 2015

Background, page 1

7.	Please relocate your disclosure on page 2 about the single-product medical device companies founded in 2008 and 2013 to a subsequent section of your document where you can provide adequate context and balanced disclosure about them. For example, were any other companies founded by your leadership team between 2008 and 2013? If so, were any of those companies founded during that period not as successful as the company founded in 2008 which was acquired in 2012 for $55 million? Did the company incur significant losses until it was acquired in 2012? Also, tell us, with a view to disclosure, the amount of sales generated by the VenaPax device since it was first commercialized in 2014. In this regard, tell us why you have instead disclosed that there is a market of $400 million for this device.

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement to clarify the foregoing:

•	No other companies were founded by the Company’s leadership team between 2008 and 2013;

•	Each company was capitalized with one round of financing to reach FDA clearance;

•	Vortex Medical was cash-flow positive and debt free at the time of its acquisition by AngioDynamics. Since it did not raise any additional capital beyond its first round, its accumulated deficit at that time was the approximately $3.5 million it had raised; and

•	Saphena Medical’s VenaPax device has only been on the market for five months and as a result, sales information is not yet available.

We have also revised the disclosure on page 2 of the Registration Statement to remove the reference to the $400 million endoscopic vessel harvesting market. We have eliminated the table but retained some disclosure because we believe it is important for an investor to understand the prior history of the Company’s leadership team in developing and commercializing products.

Our Experts, page 4

8.	Please relocate your disclosure about your experts to a subsequent section of your document where you can provide adequate context about them. For example, please explain the role of your Scientific Advisory Board, especially to distinguish it from the board of directors. How often does the Scientific Advisory Board meet? On what matters have they deliberated and advised you? Are they the source of performance data regarding your products? What is the extent of their obligations to you? What is the extent of your obligations to them? Do the members of the Scientific Advisory Board have an equity interest in you? Are the members of the Scientific Advisory Board compensated?

Securities and Exchange Commission

March 26, 2015

We have revised the disclosure to remove the “Our Experts” section of the summary and relocated such disclosure in the “Business” section as requested. We have further revised such disclosure on page 60 of the Registration Statement to address the following:

•	We explain the role of the Medical Advisory Board, how often it meets, and how it advises the Company. Although the Company has not yet held an in-person Medical Advisory Board meeting, it intends to do so and will continue to meet individually with advisors on projects related to their specialties.

•	The Advisors will not be the source of performance data for the Company’s products, if required.

•	The Advisors have no obligations to the Company beyond maintaining confidentiality and the Company has no obligations to them beyond compensating them for their time and effort.

•	The Advisors are compensated on a per diem/per hour basis in cash, although the Company may consider compensating them in equity through option grants in the future.

Our Product Pipeline, page 5

9.	Please expand the disclosure in this section to clarify the material hurdles that remain until you can sell each of the five projects in your pipeline. Also, disclose the capital and timelines necessary to generate revenue from your planned business.

We have revised the disclosure on pages 4 and 42 of the Registration Statement as requested to provide estimates of the amount of capital and time to achieve initial regulatory clearance for the Company’s products. However, the Company cannot at this time provide an estimate on what additional costs, if any, it will incur in commercializing the products and generating revenue because the Company has not yet chosen which commercialization/monetization path to pursue for each product. For example, the Company will incur minimal additional costs if it chooses to (i) self-commercialize through independent distributors, (ii) commercialize through sales and distribution agreements with strategic partners or (iii) monetize the product by licensing or selling it to another company. Alternatively, the Company will incur more significant additional costs if it chooses to build its own sales and marketing team.

Securities and Exchange Commission

March 26, 2015

10.	Regarding your disclosure about your five lead projects, we note that you often refer in this section to “Our Solution” and your claims about your lead projects that have not yet been commercialized, such as your disclosure: (1) in the second paragraph on page 5 that you anticipate “lower cost of goods” than existing devices; (2) in the penultimate paragraph on page 5 that you anticipate your system “will have significantly lower procedural costs and higher margins than existing technologies;” and (3) in the last paragraph on page 6 that you expect your product “will command a price premium over lower-accuracy disposable infusion pumps” and “will expand the market for these devices.” Tell us why you believe it is appropriate to include disclosure in which you compare your projects that have not yet been developed favorably to existing products that have been approved by regulatory agencies.

We have revised the disclosure throughout the Registration Statement to make clear that it is the Company’s belief that once approved by regulatory agencies, the Company’s products will lead to such results based on features we have incorporated into the design of the products. We have also revised the disclosure on pages 4 and 42 of the Registration Statement to balance such disclosure by clarifying that there is no assurance that any of the Company’s products will ever be commercialized, or if commercialized, will achieve the results the Company currently expects.

11.	Please tell us why you believe it is appropriate to highlight the multi-billion market sizes in your prospectus given the hurdles, including regulatory approval, that remain until you are able to address the entire market.

We respectfully believe it is important to highlight the market sizes so that investors can understand the overall potential that the Company’s products could achieve. However, to balance such disclosure, as indicated in response to comment 10 above, we have added disclosure clarifying that there is no assurance that any of the Company’s products will ever be commercialized, or if commercialized, will achieve the results the Company currently expects.

We are an “emerging growth company,” page 26

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized by the Company, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as requested. To date, no such written communications exist.

Securities and Exchange Commission

March 26, 2015

Use of Proceeds, page 32

13.	We note your disclosure in the first two bullet points in this section that you will likely use the proceeds for research and development and commercialization of your current and future products. Given your prominent disclosure on pages 5 and 6 and elsewhere in your document about your five lead projects and the multi-billion dollar markets for each of these projects, tell us the source of funds needed for research and development and commercialization of each of these projects. If you currently would need the proceeds from this offering to conduct these activities, please disclose the approximate amount of proceeds that you currently intend for each project. Also, if the proceeds of this offering would not provide sufficient funds to commercialize the projects that you have highlighted, please provide the disclosure required by Instruction 3 to Regulation S-K Item 504.

We have revised the disclosure on page 32 of the Registration Statement as requested. The proceeds of this offering would provide sufficient funds to commercialize the projects that the Company has highlighted.

14.	If you do not have a current specific plan for the proceeds, or a significant portion thereof, please state so clearly and discuss the principal reasons for the offering.

We have revised the disclosure on page 32 of the Registration Statement to make clear that the Company has a specific plan for the proceeds of this offering.

15.	Please expand the disclosure in the fourth bullet point in this section to state the amount of proceeds to be used for payment of compensation to your chief executive officer.

We have revised the bullet which references compensation to the Company’s chief executive officer (fifth bullet) on page 32 of the Registration Statement as requested.

16.	Please reconcile the disclosure in the fifth bullet point in this section with the disclosure in the fifth bullet point on page 36.

We have revised the disclosure on page 36 of the Registration Statement to reconcile the disclosures as requested.

Dilution, page 33

17.	Please disclose how the numbers and percentages in the table would change assuming the exercise of all outstanding warrants and options.

Securities and Exchange Commission

March 26, 2015

We have revised the disclosure on page 33 of the Registration Statement as requested to reflect in footnote (1) the exercise of all outstanding warrants as of the date of the prospectus including warrants held by the initial stockholders and by the new investors.

Operations Overview, page 35

18.	Where you make statements regarding the success of studies, simulations and analyses or that you “achieved promising results” regarding a particular design, please expand your disclosure to state the basis for each of these claims and clarify how the results are measured.

In light of the Staff’s comment, we have revised the disclosure on page 35 of the Registration Statement to remove the above-referenced statements. We therefore respectfully believe that this comment is no longer applicable.

Operating Expenses, page 35

19.	Please briefly describe the contributed services by your executive officers, and quantify the primary components of the expenses of $200,000 attributable to those officers and identify those officers.

We wish to advise the Staff that Dr. Aklog was responsible for the Company’s formation, drafting and filing of the Company’s patent applications, development of its current pipeline, procurement of various strategic relationships with outsourced process expert, and recruitment of members of its Board of Directors and Medical Advisory Board. Mr. Salute has been responsible for the development and execution of the Company’s internal control environment over financial reporting as well the disclosure controls. He was actively involved in the preparation of the Company’s financial statements, the supervision of external financial resources and the selection of, and assistance to, the Company’s auditors. The Board of Directors believes that the value of Dr. Aklog’s and Mr. Salute’s efforts from the Company’s inception (June 26, 2014) to December 31, 2014 is $150,000 and $50,000, respectively. This is based on the Board’s experience with companies of similar size and stage of development.

Project Selection, page 39

20.	From your disclosure on page 38, it appears that you will be engaged in the same business as Pavilion Medical Innovations, which was also founded by Dr. Aklog, your Chief Executive Officer, Dr. deGuzman, your Chief Medical Officer, and Mr. Glennon, your Vice Chairman. Since Dr. Aklog and Dr. deGuzman remain partners at PMI and Mr. Glennon is its Chairman and Chief Executive Officer, it appears they may have conflicts of interest that arise due to their ongoing management and ownership of Pavilion Medical Innovations and due to their fiduciary obligation owed to your

Securities and Exchange Commission

March 26, 2015

investors. Please also expand your disclosure to include risk factors regarding all applicable conflicts of interest. In this regard, we note your disclosure on page 16 relating to conflicts of interest only refers to the conflict involving time commitments. Please also expand your “Product Selection Process” section of your document beginning on page 39 to explain how potential projects are assigned to you or to Pavilion.

We wish to advise the Staff that Pavilion Medical Innovations (“PMI”) no longer carries on any current business and is currently exclusively an intellectual property holding company. Accordingly, there is no potential conflict with the Company’s officers assigning projects between the Company and PMI as all projects will be assigned to the Company. We have revised the disclosure on page 63 of the Registration Statement to identify any potential conflicts of interest that do exist with the Company’s officers as requested. We also indicate the reasons why the Company’s officers are not required to present corporate opportunities or assign intellectual property to PMI or PHG in conflict with the Company.

Intellectual Property, page 46

21.	Please disclose the duration of the patent mentioned on page 47.

We have revised the disclosure on page 49 of the Registration Statement as requested.

Management, page 54

22.	Please revise the description of each person’s business experience to avoid qualitative or marketing language, such as the disclosure on pages 55 and 57 about the acquisition in 2005 for $1.3 billion, the disclosure on page 57 about a consultant to a $750 million family office in 2004, the disclosure on page 57 about the size of equity firms, the disclosure on page 58 about a “renowned medical device entrepreneur,” and the disclosure on page 60 about being frequently featured in the media.

We have revised the disclosure in the “Management” section as requested.

Medical Advisory Board, page 58

23.	We note your disclosure that you consult with your advisors throughout the product selection and development process, and that these advisors help “optimize product designs” among other functions. Please expand this section to indicate what intellectual property rights, if any, are retained by the advisors.

We have revised the disclosure on page 60 of the Registration Statement as requested.

24.	Please explain what you mean here and on page 3 by the term “opinion leaders.”

Securities and Exchange Commission

March 26, 2015

We have revised the disclosure to remove the reference to “opinion leaders.”

Executive Compensation, page 62

25.	Please provide the disclosure required by Item 402(n) of Regulation S-K or tell us why it is not required. In this regard, we note your disclosure on page 35 about services contributed by your executive officers.

We respectfully do not believe this disclosure is required because the Company has not paid any form of compensation to its officers and directors for the period from June 24, 2014 (inception) to December 31, 2014. The Company has recorded $200,000 in its financial statements to reflect the contributed services of Dr. Aklog and Mr. Salute.

Principal Stockholders, page 67

26.	Please ensure that your table includes shares that the holder has the right to acquire within 60 days. In this regard, we note that your disclosure in this section does not refer to shares issuable upon exercise of warrants yet you include disclosure about outstanding warrants on pages 69 and 71.

We respectfully wish to advise the Staff that the warrants will not be exercisable until 90 days after the effective date of the Registration Statement. Further, we currently indicate on page 70 of the Registration Statement that the table does not reflect beneficial ownership of such shares underlying the warrants due to the fact that the warrants are not exercisable within 60 days. Because the warrants will not be exercisable within 60 days, ownership of the shares underlying the warrants is not required pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Underwriting, page 75

27.	Please provide the disclosure required by Item 505 of Regulation S-K.

We have revised the disclosure on page 78 of the Registration Statement as requested.

Exhibits

28.	Please file as an exhibit the incentive equity plan mentioned in the first paragraph on page 63. Please also file as exhibits the side letter agreement mentioned in Note 6 on page F-12 and the subscription agreements relating to the June through July and the November 2014 offerings described in Note 6.

Securities and Exchange Commission

March 26, 2015

We have filed the above-referenced exhibits as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc:	Dr. Lishan Aklog